news release

ArcelorMittal announces new GMB Responsibilities

Luxembourg, 24 May 2011 - ArcelorMittal today announces some changes to both its Group Management Board and Management Committee.

Changes to the GMB are as follows:

•
Aditya Mittal, CFO with current responsibility for Flat Carbon Americas, Strategy, Investor Relations and Communications, remains CFO, but will now have responsibility for Flat Carbon Europe as well as Investor Relations and Communications.

•	Michel Wurth, who previously was responsible for Flat Carbon Europe, will now be responsible for Long Carbon worldwide.

•
Gonzalo Urquijo, who previously was responsible for Long Carbon, will take up responsibility for AACIS (excluding China and India), AMDS, Tubular Products, Corporate responsibility and will also remain Chairman of the Investments Allocations Committee (IAC).

•
Lou Schorsch, currently a member of the Management Committee and CEO of Flat Carbon Americas, will join the GMB with responsibility for Flat Carbon Americas, Strategy, Technology (CTO), Research & Development and member of IAC.

•
The other GMB responsibilities will remain unchanged, eg Peter Kukielski will continue as Head of Mining; Sudhir Maheshwari will continue to hold responsibility for Corporate Finance, M&A, Risk Management, China and India; and Davinder Chugh will continue with responsibility for Shared Services.

•	Christophe Cornier has chosen to retire from the GMB and will assume the role of Advisor to CEO and GMB; he will also remain as Chairman of ArcelorMittal France.

•	Mr Lakshmi Mittal, CEO, will take direct charge of Health and Safety.

The Management Committee has also been extended from 12 to 25 members with the following new additions, all of whom are CEOs and leaders from around the Group:

•	Augusto Espeschit de Almeida
•	Brian Aranha
•	Benjamin Baptista
•	Bill Chisholm
•	Gregory Ludkovsky
•	Jean-Luc Maurange
•	Nku Nymebezi-Heita
•	Jefferson de Paula (who will be replacing Gerson Menezes, EVP of Long Carbon Americas, who is retiring)
•	Geert Van Poelvoorde
•	Sanjay Samaddar
•	Juergen Schachler
•	Kleber Silva
•	Rinat Starkov
•	P S Venkat
•	Marc Vereecke

Commenting, Mr Lakshmi Mittal, Chairman and CEO, said: "When Christophe decided to retire from the GMB, we took the opportunity to review the current structure of the GMB and re-assign some operating responsibilities.   It is always useful to bring fresh-thinking and new perspectives into the business and I am sure that these changes will be very positive for the organisation.  I would like to take this opportunity to thank Christophe for his excellent work and commitment over the years, as well as welcoming Lou Schorsch and the new members of the Management Committee on board.  The new members of the MC are drawn from our main operations around the world and bringing them together in this way will help us in our drive of continuous improvement and operational excellence across the Group.”